UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F

APPLICATION PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY
ACT OF 1940 (the "Act") AND RULE 8f-1 THEREUNDER FOR ORDER
DECLARING THAT COMPANY
HAS CEASED TO BE AN INVESTMENT COMPANY

I.		General Identifying Information
1.	Reason fund is applying to deregister (check only one;
	for descriptions, see Instruction 1):
		/X/	Merger
		/_/	Liquidation
		/_/	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1
	through 15, 24 and 25 of this form and complete verification at the end of the form.)
		/_/	Election of status as a Business
			Development Company
(Note: Business Development Companies answer only questions 1
	through 10 of this form and complete verification at
	the end of the form.)
	2.	Name of fund:
		The Rightime Fund, Inc.
	3.	Securities and Exchange Commission File No.:
		File No. 811-4231
	4.	Is this an initial Form N-8F or an amendment to
		a previously filed Form N-8F?
		/X/	Initial Application	/_/	Amendment

5.	Address of Principal Executive Office (include No. &
	Street, City, State, Zip Code):
		The Rightime Fund, Inc.
		218 Glenside Avenue
		Wyncote, PA  19095-1594
6.	Name, address and telephone number of individual the
	Commission staff should contact with any questions
	regarding this form:
		Terrance James Reilly, Esq.
		Greenberg Traurig, LLP
		2700 Two Commerce Square
		2001 Market Street
		Philadelphia, PA  19103
		(215) 988-7815
7.	Name, address and telephone number of individual or
	entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
		Rightime Econometrics Inc.
		1095 Rydal Road
		Rydal, PA  19046-1711
		(215) 572-7288
		(records relating to its functions as
			investment adviser)

Lincoln Investment Planning, Inc.
218 Glenside Avenue
Wyncote, PA  19095-1595
(215) 887-8111
(records relating to its functions as principal underwriter, transfer agent and dividend disbursing agent, and fund accounting agent; Registrant's Charter, By-Laws, and minute books)

		Rightime Administrators, Inc.
		218 Glenside Avenue
		Wyncote, PA  19095-1595
		(215) 887-8111
		(records relating to its function as administrator)


8.	Classification of fund (check only one):
		/X/	Management company;

		/_/	Unit investment trust; or

		/_/	Face-amount certificate company.
9.	Subclassification if the fund is a management company
	(check only one):
		/X/	Open-end		/_/	Closed-end
10.	State law under which the fund was organized or formed
	(e.g., Delaware, Massachusetts):
			Maryland
11.	Provide the name and address of each investment adviser
	of the fund (including sub-advisers) during the last
	five years, even if the fund's contracts with those
	advisers have been terminated:
		Rightime Econometrics Inc.
		1095 Rydal Road
		Rydal, PA  19046-1711
12.	Provide the name and address of each principal underwriter
	of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
		Lincoln Investment Planning, Inc.
		218 Glenside Avenue
		Wyncote, PA  19095-1595
13.	If the fund is a unit investment trust ("UIT") provide:
			Not Applicable.
		(a)	Depositor's name(s) and address(es):
		(b)	Trustee's name(s) and address(es):
14.	Is there a UIT registered under the Act that served as
	a vehicle for investment in the fund (e.g., an insurance company separate account)?
		/_/	Yes	/X/	No
		If Yes, for each UIT state:
	Name(s):
	File No.:
	Business Address:
15.      (a)	Did the fund obtain approval from the board of
		directors concerning the decision to engage in
		a Merger, Liquidation or Abandonment of Registration?
/X/	Yes	/_/	No
If Yes, state the date on which the board vote took place:
The Board approved the merger at a meeting which occurred on
September 20, 2001.
If No, explain:
(b)	Did the fund obtain approval from the shareholders
	concerning the decision to engage in a Merger, Liquidation
	or Abandonment of Registration?
/X/	Yes	/_/	No
If Yes, state the date on which the shareholder vote took place:
The shareholders of each of The Rightime Fund, The Rightime Blue
Chip Fund and The Rightime MidCap Fund approved the merger on
December 5, 2001.
If No, explain:
II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders
	in connection with the Merger or Liquidation?
		/X/	Yes	/_/	No
(a)	If Yes, list the date(s) on which the fund made those
	distributions:

	December 7, 2001.
		(b)	Were the distributions made on the basis
			of net assets?
			/X/	Yes	/_/	No
		(c)	Were the distributions made pro rata based
			on share ownership?
			/X/	Yes	/_/	No
(d)	If No to (b) or (c) above, describe the method of
	distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
		(e)	Liquidations only:

			Were any distributions to shareholders
			made in kind?
			/_/	Yes	/_/	No
If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

	17.	Closed-end funds only:

		Has the fund issued senior securities?
		/_/	Yes	/_/	No
	If Yes, describe the method of calculating payments to
	senior security holders and distributions to other shareholders:
18.	Has the fund distributed all of its assets to the fund's
	shareholders?
		/X/	Yes	/_/	No
		If No,
(a)	How many shareholders does the fund have as of the date this
	form is filed?

(b)	Describe the relationship of each remaining shareholder to
	the fund:
19.	Are there any shareholders who have not yet received
	distributions in complete liquidation of their interests?
		/_/	Yes	/X/	No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this
	form is filed?
 (See question 18 above)
		/_/	Yes	/X/	No
		If Yes,
(a)	Describe the type and amount of each asset retained by
	the fund as of the date this form is filed:
(b)	Why has the fund retained the remaining assets?
(c)	Will the remaining assets be invested in securities?
/_/	Yes	/_/	No
21.	Does the fund have any outstanding debts (other than
	face-amount certificates if the fund is a face-amount
	certificate company) or any other liabilities?
		/_/	Yes	/X/	No
		If Yes,
(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts
	or other liabilities?
IV.	Information About Event(s) Leading to Request For Deregistration
	22.	(a)	List the expenses incurred in connection with
			the Merger or Liquidation:

The Rightime Fund, Inc. bore no expenses in connection with the Merger. Rightime Econometrics Inc., the investment adviser for The Rightime Fund, Inc., Lincoln Investment Planning, Inc., the principal underwriter for The Rightime Fund, Inc. and Federated Investors, Inc. bore all expenses incurred in connection with the Merger.

		(i)	Legal expenses:
		(ii)	Accounting expenses:
		(iii)	Other expenses (list and identify separately):
		(iv)	Total expenses (sum of lines (i)-(iii) above):
(b)	How were those expenses allocated?

 See 22(a) above.
(c)	Who paid those expenses?

 See 22(a) above.
(d)	How did the fund pay for unamortized expenses (if any)?

 Not Applicable.
23.	Has the fund previously filed an application for an
	order of the Commission regarding the Merger or Liquidation?
		/_/	Yes	/X/	No
If Yes, cite the release number of the Commission's notice and order
	or, if no notice or order has been issued, the file number and
	date the application was filed:
V.	Conclusion of Fund Business
	24.	Is the fund a party to any litigation or
		administrative proceeding?
		/_/	Yes	/X/	No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
25.	Is the fund now engaged, or intending to engage, in any
	business activities other than those necessary for winding
	up its affairs?
		/_/	Yes	/X/	No
		If Yes, describe the nature and extent of those activities:

VI.	Mergers Only
		26.	(a)	State the name of the fund surviving
				the Merger:
Federated Equity Funds - Federated Capital Appreciation Fund
(b)	State the Investment Company Act file number of the fund
	surviving the Merger:
			811- 4017
	(c)	If the merger or reorganization agreement has been
		filed with the Commission, state the file number(s), form type used and date the agreement was filed:
The Agreement and Plan of Reorganization was included as Exhibit A to the combined Prospectus/Proxy Statement dated October 24, 2001 which was filed with the Commission pursuant to Rule 497 of the Securities Act of 1933 on October 26, 2001, and which was also filed as a part of Federated Equity Funds' registration statement on Form N-14 (File Nos. 333-70278/811-4017) as filed with the Commission on September 27, 2001.

(d)	If the merger or reorganization agreement has not been filed
	with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
	The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940, as amended, on behalf of The Rightime Fund, Inc., (ii) he is the Chairman of the Board, President and Treasurer of The Rightime Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

THE RIGHTIME FUND, INC.
Date:	December       , 2001

By:	David J. Rights

Title:	Chairman of the Board, President And Treasurer









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